As filed with the Securities and Exchange Commission on June 24, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FLAGSTAR BANCORP, INC.
(Exact name of registrants as specified in its charter)

Michigan	38-3150651

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
5151 Corporate Drive
Troy, Michigan 48098-2639
(248) 312-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
MARK T. HAMMOND
Vice Chairman of the Board, President and Chief Executive Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639
(248) 312-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
JEREMY T. JOHNSON, ESQ.
Kutak Rock LLP
1101 Connecticut Avenue, NW, Suite 1000
Washington, DC 20036
(202) 828-2400
Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class	Amount	Proposed maximum	Proposed maximum aggregate	Amount of
of securities to	to be	offering price	offering	registration
be registered	registered(1)	per unit	price	fee(2)
Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $0.01 par value per share	266,657	$1,000	$266,657,000.00	$14,880.00
Warrant to purchase Common Stock, $0.01 par value per share(3)	—	$—	$—	$—
Common Stock, $0.01 par value per share, underlying warrant to purchase common stock(3)	64,513,790	$0.62 (4)	$39,998,549.80 (4)	$2,2320.00
Common Stock, $0.01 par value per share	395,909,794 (5)	$0.73 (6)	$289,014,149.62 (6)	$16,127.00
TOTAL:			$595,669,699.42	$33,239.00

(1)	Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement shall be deemed to cover or to proportionally reduce, as applicable, such additional number of securities (which amount is currently indeterminate) of the Registrant issuable in the event the number of securities set forth in the table of the Registrant is increased, or reduced, as applicable, by reason of any stock split, reverse stock split, stock dividend or other similar transaction.

(2)	Registration fee calculations are made pursuant to Rule 457(o) promulgated under the Securities Act and are based on the filing fee of $55.80 per $1,000,000 of securities registered.

(3)	In addition to the warrant, there are being registered hereunder, the 64,513,790 shares of common stock issuable upon exercise of the warrant. Pursuant to Rule 457(g), no separate registration fee is required for the warrant.

(4)	Calculated in accordance with Rule 457(i) with respect to the per share exercise price of $0.62 for the common stock underlying the warrant.

(5)	This amount includes (i) 375,000,000 shares of common stock held by MP Thrift Investments, L.P., (ii) 6,650,000 shares of common stock held by our directors and officers, (iii) 11,111,401 shares of our common stock issuable upon exercise of warrants by certain investors , and (iv) 3,148,393 shares of our common stock issued upon exercise of warrants by certain investors.

(6)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the average of the high and low prices of the Registrant’s common stock as reported by the New York Stock Exchange on June 23, 2009.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The selling securityholders may not sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 24, 2009
Prospectus
266,657 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C
Warrant to Purchase 64,513,790 Shares of Common Stock
460,423,584 Shares of Common Stock

     This prospectus relates to the potential resale from time to time by the selling securityholders identified in this prospectus of (i) our Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Treasury preferred stock”), a warrant to purchase 64,513,790 shares of our common stock (the “Treasury warrant”), and shares of our common stock issuable from time to time upon exercise of the Treasury warrant, and (ii) shares of our common stock held by or issuable upon exercise of securities to certain selling securityholders. The Treasury preferred stock and the Treasury warrant were issued by us to the United States Department of the Treasury (the “Treasury”) as part of the Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “TARP Capital Purchase Program”), and the shares of common stock were issued or are issuable upon the exercise of the Treasury warrants and to certain other persons in private placements exempt from the registration requirements of the Securities Act of 1933. The selling securityholders may offer the securities from time to time directly or though underwriters, broker-dealers or agents, and in one or more public or private transactions, and these securities may be sold at fixed prices, prevailing market prices determined at the time of sale, at varying prices determined at the time of sale or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the applicable selling securityholders will be responsible for any underwriting discounts or commissions or agent’s commissions. We will not receive any proceeds from the sale of our securities offered by the selling securityholders.
     The Treasury preferred stock and the Treasury warrant are not listed on an exchange and, unless requested by Treasury, we do not intend to list the Treasury preferred stock or the Treasury warrant on any exchange.
     Our common stock is traded on the New York Stock Exchange under the symbol “FBC.” On June 23, 2009, the last reported sale price of our common stock as reported on the New York Stock Exchange was $0.73 per share.
     Investing in the securities offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 7 to read about factors you should consider before you make your investment decision.
     The securities being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2009.

i

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission (the “SEC”) using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the securityholders identified later in this prospectus may sell, from time to time, the securities covered by this prospectus in one or more offerings. The securities covered by this prospectus are 266,657 shares of Treasury preferred stock, the Treasury warrant to purchase 64,513,790 shares of common stock, and 460,423,584 shares of common stock.
     We may provide a prospectus supplement containing specific information about the terms of a particular offering by any of the selling securityholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement you should rely on the information in that prospectus supplement. We recommend that you carefully read this entire prospectus and any applicable prospectus supplement, especially the section entitled “RISK FACTORS” beginning on page 7, before making a decision to invest in the securities covered by this prospectus. You should also carefully read the additional information and documents described under the headings “WHERE YOU CAN FIND ADDITIONAL INFORMATION” and “INCORPORATION BY REFERENCE,” before buying the securities covered by this prospectus.
     You should only rely on the information contained in this prospectus and any applicable prospectus supplement. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any applicable prospectus supplement is accurate as of the date on the front cover of the document and that any information incorporated by reference is accurate as of the date of the document incorporated by reference. Our business, financial condition, results of operations, and prospects may have changed since that date.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in compliance with the Exchange Act, we file periodic reports and other information with the SEC. Our commission file number is 001-16577. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed by us electronically with the SEC and are available at the SEC’s website, www.sec.gov.
     Our filings are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.
     We maintain a website at www.flagstar.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in the securities covered by this prospectus.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus some of the information we file with them. This means that we can disclose important business, risks, financial and other information in our SEC filings by referring you to the filed documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference. Any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this prospectus. We incorporate by reference the documents listed below, as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the time that all of the securities offered by this prospectus are sold:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed March 13, 2009;

•	Current Reports on Form 8-K, filed February 2, 2009, February 19, 2009, February 27, 2009, May 29, 2009 and June 9, 2009;

•	Definitive Proxy Statement filed April 27, 2009; and

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 7, 2009.
     In no event, however, will any of the information that we “furnish” to the SEC in any Current Report on Form 8-K or any Definitive Proxy Statement indicated above or from time to time be incorporated by reference into, or otherwise included in, this prospectus unless we expressly state otherwise in such documents.
     This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the securities offered by this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or at the SEC’s website, www.sec.gov.
     You may obtain a copy of these filings at no cost by writing to us at Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098, Attention: Paul D. Borja, CFO, or by oral request to Mr. Borja at (248) 312-2000. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in the securities offered by this prospectus.
FORWARD-LOOKING STATEMENTS
     This prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In many but not all cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “projection,” “should,” “will” and “would” or the negative of these terms or other similar expressions. These forward-looking statements include statements regarding our assumptions, beliefs, expectations or intentions about the future, and are based on information available to us at this time. These statements are not statements of historical fact. We assume no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Forward looking statements are estimates and projections reflecting our judgment and involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward looking statements.
     Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations or projections contained in the forward looking statements are: (1) our business has been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally; (2) general business, economic and political conditions may significantly affect our earnings; (3) we depend on our institutional counterparties to provide services that are critical to our business. If one or more of our institutional counterparties defaults on its obligations to us or becomes insolvent, it could have a material adverse effect on our earnings, liquidity, capital position and financial condition; (4) defaults by another larger financial institution could adversely affect financial markets generally; (5) if we cannot effectively manage the impact of the volatility of interest rates our earnings could be adversely affected; (6) the value of our mortgage servicing rights could decline with reduction in interest rates; (7) certain hedging strategies that we use to manage our investment in mortgage servicing rights may be ineffective to offset any adverse changes in the fair value of these assets due to changes in interest rates; (8) we use estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; (9) changes in the fair value or ratings downgrades of our securities may reduce our stockholders’ equity, net earnings, or regulatory capital ratios; (10) current and further deterioration in the housing and commercial real estate markets may lead to increased loss severities and further increases in delinquencies and non-performing assets in our loan portfolios. Additionally, the performance of our standby and commercial letters of credit may be adversely affected as well. Consequently, our allowance for loan losses and guarantee liability may not be adequate to cover actual losses, and we may be required to materially increase our reserves; (11) our secondary market reserve for losses could be insufficient; (12) our home lending profitability could be significantly reduced if we are not able to resell mortgages; (13) our commercial real estate and commercial business loan portfolios carry heightened credit risk; (14) our ability to borrow funds, maintain or increase deposits or raise capital could be limited, which could adversely affect our liquidity and earnings; (15) our inability to realize our deferred tax assets may have a material adverse effect on our consolidated results of operations and our financial condition; (16) we may be required to raise capital at terms that are materially adverse to our stockholders; (17) our holding company is dependent on the Bank for funding of obligations and dividends; (18) future dividend payments and common stock repurchases are restricted by the terms of the Treasury’s equity investment in us; (19) we may not be able to replace key members of senior management or attract and retain qualified relationship managers in the future; (20) the network and computer systems on which we depend could fail or experience a security breach; (21) our business is highly regulated; (22) our business has volatile earnings because it operates based on a multi-year cycle; (23) our loans are geographically concentrated in only a few states; (24) we are subject to heightened regulatory scrutiny with respect to bank secrecy and anti-money laundering statutes and regulations; and (25) we are a controlled company that is exempt from certain NYSE corporate governance requirements. In addition, if one or more of our institutional counterparties defaults on its obligations to us or becomes insolvent, it could materially adversely affect our earnings, liquidity, capital position and financial condition.
     We believe these forward looking statements are reasonable; however, these statements are based on current expectations. Forward looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.
     In light of these risks, uncertainties and assumptions, the forward looking statements and events discussed in or incorporated by reference into this prospectus and any applicable prospectus supplement might not be achieved or occur as planned. We urge you to review and consider the factors described above, and those described under the heading “RISK FACTORS,” as well as those included in our reports and filings with the SEC, for information about risks and uncertainties that may affect our future results. All forward-looking statements we make after the date of this prospectus or any applicable prospectus supplement are also qualified by this cautionary statement and identified risks.

PROSPECTUS SUMMARY
     The following summary provides an overview of selected information and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. Therefore, you should also read the more detailed information set out in this prospectus and any applicable prospectus supplement, including the risk factors and the consolidated financial statements and related notes included in or incorporated by reference into this prospectus. In this prospectus, unless the context requires otherwise or unless as otherwise expressly stated, references to “we,” “our,” “us,” “the Company,” and “Flagstar” refer collectively to Flagstar Bancorp, Inc. and its subsidiaries.
The Company
     We are a Michigan-based savings institution holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank, FSB (the “Bank”), a federally chartered stock savings bank. At March 31, 2009, our total assets were $16.8 billion, making us the largest savings bank in the Midwest and one of the top 15 largest savings banks in the United States. Our principal executive offices are located at 5151 Corporate Drive, Troy, Michigan 48098, and our telephone number is (248) 312-2000. We are a controlled company because MP Thrift Investments L.P. (“MatlinPatterson”), an entity formed by MP Thrift Global Partners III LLC, an affiliate of MatlinPatterson Global Advisors LLC, owns approximately 80.6% of our common stock. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “FBC.” Our website is www.flagstar.com, but the website is not incorporated by reference into or otherwise a part of this prospectus and you should not rely on it in deciding whether to invest in the securities offered by this prospectus.
     The Bank is a member of the Federal Home Loan Bank of Indianapolis (“FHLB”) and is subject to regulation, examination and supervision by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund (“DIF”).
     Our business is comprised of two operating segments— banking and home lending. Our banking operation offers a line of consumer and commercial financial products and services to consumers and to small and middle market businesses through a network of banking centers (i.e., our bank branches) in Michigan, Indiana, and Georgia. Our home lending operation originates, acquires, sells and services mortgage loans on one-to-four family residences in the United States. Each operating segment supports and complements the operation of the other, with funding for the home lending operation primarily provided by deposits and borrowings obtained through the banking operation. At March 31, 2009, we operated 177 banking centers (of which 42 are located in retail stores such as Wal-Mart) located in Michigan, Indiana and Georgia. We also operated 61 home loan centers located in 18 states.
     Our earnings include net interest income from our retail banking activities, and non-interest income from sales of residential mortgage loans to the secondary market, the servicing of loans for others, the sale of servicing rights related to mortgage loans serviced and fee-based services provided to our customers. Approximately 99% of our total loan production during 2008 and during the first quarter of 2009 represented mortgage loans and home equity lines of credit that were collateralized by first or second mortgages on single-family residences.
The Offering
     This offering includes (i) 266,657 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Treasury preferred stock”), a warrant to purchase 64,513,790 shares of our common stock (the “Treasury warrant”), and 64,513,790 shares of our common stock issuable from time to time upon exercise of the Treasury warrant, (ii) 381,650,000 shares of our common stock held by certain of our principal stockholders, directors and officers, (iii) 11,111,401 shares of our common stock issuable upon exercise of our outstanding May Investor warrants (as defined below), and (iv) 3,148,393 shares of our common stock that were issued upon exercise of certain May Investor warrants, in all cases, owned by securityholders identified later in this prospectus. The selling securityholders identified in this prospectus may offer their securities from time to time directly or through one or more underwriters, broker-dealers or agents at market prices prevailing at the time of sale, at fixed prices, at varying prices determined at the time of sale or at negotiated prices, in one or more negotiated transactions acceptable to such securityholders or in private transactions. See “PLAN OF DISTRIBUTION” for more information. The Treasury preferred stock and the Treasury warrant currently are not listed on an exchange.
Use of Proceeds
     We will not receive any proceeds from the sale of the securities offered by this prospectus. We may, however, receive proceeds from the exercise, if any, of warrants to purchase shares of our common stock, which we expect to use for general working capital purposes. See “USE OF PROCEEDS” for more information.
Capital Raising Activities
     On January 30, 2009, we raised a total of $523 million in equity capital through the simultaneous sale of convertible stock to MatlinPatterson, the sale of preferred stock to the Treasury through the TARP Capital Purchase Program and the sale of common stock to certain members of management and our board of directors. In connection with these offerings, we issued our May Investor warrants (as defined below). We also entered into an agreement to raise an additional $100 million in equity. Each of these transactions is further described below.
     Participation in Troubled Asset Relief Program (TARP) Capital Purchase Program
     On January 30, 2009, we entered into a Letter Agreement and a Securities Purchase Agreement with the Treasury under its TARP Capital Purchase Program, pursuant to which we sold to the Treasury 266,657 shares of our Treasury preferred stock for $266.7 million, and the Treasury warrant to purchase up to 64,513,790 shares of our common stock at an exercise price of $0.62 per share, subject to certain anti-dilution and other adjustments. The Treasury preferred stock has a 5% annual coupon for the first five years and a 9% annual coupon thereafter and is redeemable at any time, and the Treasury warrant is exercisable upon receipt of stockholder approval, which was granted on May 26, 2009, and has a 10-year term. As part of that transaction, we granted registration rights to Treasury with respect to the securities that it acquired.
     Capital Investment
     On January 30, 2009, MatlinPatterson purchased 250,000 shares of our newly authorized series of convertible participating voting preferred stock (the “MP preferred stock”) for $250 million pursuant to our investment agreement (the “investment agreement”) with MatlinPatterson dated as of December 17, 2008. Such MP preferred stock automatically converted at $0.80 per share, into 312,500,000 shares of our common stock upon receipt of stockholder approval on May 26, 2009. MatlinPatterson controls approximately 80.6% of the voting power in us as of the date of this prospectus.
     Management Purchases. Also on January 30, 2009, and pursuant to the investment agreement, certain of our officers and directors purchased in the aggregate, 6,650,000 shares of common stock at a purchase price of $0.80 per share for a total of $5.32 million.
     Closing Agreement. On January 30, 2009, we entered into a closing agreement (the “closing agreement”) with MatlinPatterson pursuant to which we agreed to sell to MatlinPatterson (i) an additional $50 million of convertible preferred stock substantially in the form of the MP preferred stock, in two equal parts, on substantially the same terms as the previously announced $250 million investment by MatlinPatterson (the “Additional MP preferred stock”) and (ii) $50 million of trust preferred securities with a 10% coupon (the “Trust Preferred Securities”). On February 17, 2009, MatlinPatterson acquired the first $25 million of the Additional MP preferred stock, pursuant to which we issued 25,000 shares of the Additional MP preferred stock with a conversion price of $0.80 per share. On February 27, 2009, MatlinPatterson acquired the remaining $25 million of the Additional MP preferred stock, pursuant to which we issued 25,000 shares of the Additional MP preferred stock with a conversion price of $0.80 per share. The 50,000 shares of Additional MP preferred stock automatically converted into 62,500,000 shares of our common stock upon receipt of stockholder approval on May 26, 2009. The $50 million sale of the Trust Preferred Securities is expected to consist of 50,000 shares of preferred stock that will be convertible into common stock at the option of MatlinPatterson on April 1, 2010 at a conversion price of 90% of the volume weighted-average price per share of our common stock during the period from February 1, 2009 to April 1,

2010, subject to a price per share minimum of $0.80 and maximum of $2.00. Assuming a conversion price of $0.80 per share (subject to anti-dilution adjustments), the maximum number of shares issuable upon conversion of the Trust Preferred Securities would be 62,500,000 shares of common stock. It is expected that MatlinPatterson will have registration rights with respect to such securities when issued. If the Trust Preferred Securities were not converted, they would remain outstanding perpetually unless redeemed by us at our option at any time after January 30, 2011. MatlinPatterson and our officers and directors have registration rights with respect to all shares of common stock that they have acquired as of the date on the cover of this prospectus.
     The May Private Placement
     On May 16, 2008, we entered into a series of purchase agreements with institutional and individual investors pursuant to which we raised, in the aggregate, approximately $100 million in cash, or $95 million net of placement agent and legal fees (the “May 2008 private placement”). The institutional investors purchased, in the aggregate, 11,365,000 shares of our common stock at a purchase price of $4.25 per share and 47,982 shares of our Mandatory Convertible Non-Cumulative Perpetual Preferred Stock, Series A (the “May Investor preferred stock”) at a purchase price and liquidation preference of $1,000 per share. The May Investor preferred stock was converted into 11,289,878 shares of common stock upon receipt of stockholder approval. The purchase agreements also provided registrations rights, pursuant to which a registration statement was previously filed.
     In full satisfaction of our obligations under anti-dilution provisions applicable to certain investors (the “May Investors”) in our May 2008 private placement and as a condition of the investment agreement described above, we granted warrants (the “May Investor warrants”) to the May Investors on January 30, 2009 for the purchase of 14,259,794 shares of our common stock at an exercise price of $0.62 per share, subject to customary anti-dilution provisions. The May Investor warrants are exercisable for a period of 10 years and the exercise of which is subject to stockholder approval which was received on May 26, 2009. In connection with our issuance of the May Investor warrants, we granted registration rights to the May Investors with respect to the common stock issuable upon exercise of the May Investor warrants which also is being offered by this prospectus. As of June 23, 2009, 3,148,393 shares of our common stock have been issued upon exercise of certain May Investor warrants.
Risk Factors
     Your investment in the securities offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 7.

RISK FACTORS
     You should carefully consider the following risk factors, together with all of the other information included in or incorporated by reference into this prospectus, including our financial statements and related notes, in evaluating an investment in our securities. In addition, you should carefully consider the risks discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in any other documents incorporated by reference in this prospectus, including without limitation any updated risk factors included in our subsequently filed quarterly reports on Form 10-Q and any subsequently filed Annual Report on Form 10-K, and any amendments to any of these documents. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.
Risks relating to the Treasury preferred stock, the Treasury warrant and our common stock
Our earnings have been insufficient to cover fixed charges and preferred stock dividends for the last two fiscal years and the three month period ended March 31, 2009, which, if continued, could result in our inability to pay the full amounts owed on the Treasury preferred stock.
     Our consolidated net income for the fiscal years ending December 31, 2008 and 2007 and the three month period ended March 31, 2009 was insufficient to cover fixed charges, including preferred stock dividend requirements. In order to have the necessary funds to meet our obligations as they become due, we will need to generate additional earnings or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to borrow or to obtain funds from other sources, we may not have sufficient funds to pay the full amounts that the holders are entitled to on the Treasury preferred stock. In addition, holders of the Treasury preferred stock will be entitled to elect two directors if the dividends on the Treasury preferred stock have not been paid for an aggregate of six quarterly dividend periods.
Our ability to pay dividends on our common stock will depend upon the operations of our subsidiaries and is currently restricted by our participation in the TARP Capital Purchase Program. In addition, our ability to repurchase equity securities is currently restricted by our participation in the TARP Capital Purchase Program.
     We are a holding company and our principal source of cash is dividends and other distributions from our banking and non-banking operating subsidiaries. While we do not currently pay dividends on our common stock, our future payment of dividends will substantially depend upon whether we are able to receive dividends from our subsidiaries. Federal laws and regulations limit the amount of dividends and other distributions that our banking subsidiary is permitted to pay or make, and, currently, the Bank may not pay dividends to us without prior approval from the OTS. The Bank has a policy to remain well capitalized in order to meet capital adequacy requirements under federal law and, accordingly, generally will not pay dividends to the extent payment of the dividend would result in it not being well-capitalized. See “Business—Regulation and Supervision” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     Under the terms of the TARP Capital Purchase Program, for so long as any Treasury preferred stock issued under the TARP Capital Purchase Program remains outstanding, we are prohibited from increasing dividends on our common stock, and from making certain repurchases of equity securities, including our common stock, without the Treasury’s consent until the third anniversary of the Treasury’s investment or until the Treasury has transferred all of the Treasury preferred stock it purchased under the TARP to third parties. Furthermore, as long as the Treasury preferred stock issued to the Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such Treasury preferred stock, subject to certain limited exceptions.

There may be future sales or other dilution of our equity, including the exercise of the Treasury warrant and May Investor warrants, which may adversely affect the market price of our common stock.
     We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Our board of directors is authorized to issue additional shares of common stock and additional classes or series of preferred stock without any action on the part of the stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.
     The Treasury warrant and the May Investor warrants are exercisable for shares of our common stock, subject to anti-dilution adjustments. The exercise of the warrants will dilute the ownership interest of our existing common stockholders. As of June 23, 2009, we had 468,529,839 shares of our common stock outstanding and freely transferable and if all of the shares offered hereby are sold, we could have up to 544,155,030 shares of common stock outstanding and freely transferable. Any sales in the public market of our common stock issuable upon such exercise could adversely affect prevailing market prices of the outstanding shares of our common stock. In addition, the existence of the warrants may encourage short selling or arbitrage trading activity by market participants because the exercise or conversion of these securities could depress the price of our equity securities. Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Treasury warrant, a transferee of any portion of the Treasury warrant or of any shares of common stock acquired upon exercise of the Treasury warrant is not bound by this restriction.
     The market price of our common stock may be volatile.
     We cannot predict how the shares of our common stock will trade in the future. From January 1, 2008 to June 23, 2009, the reported high and low sales prices for our common stock ranged from a low of $0.50 per share to a high of $8.97 per share. The market price of our common stock will likely continue to fluctuate in response to a number of factors including the following possible scenarios, most of which are beyond our control:
•	general business and economic conditions;

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigations that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	regulatory developments; and

•	developments related to the financial services industry.
     The market price of our common stock may also be affected by stock market conditions, including price and trading fluctuations on the NYSE or other exchanges, or by conditions influencing financial institutions generally. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market prices of our common stock.
An active trading market for the Treasury preferred stock and the Treasury warrant may not develop.
     The Treasury preferred stock and the Treasury warrant are not currently listed on any securities exchange and we do not anticipate listing the Treasury preferred stock and the Treasury warrant on an exchange unless we are directed to do so by the Treasury pursuant to the Securities Purchase Agreement between us and the Treasury. There can be no assurance that an active trading market for the Treasury preferred stock or the Treasury warrant will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Treasury preferred stock or the Treasury warrant may be adversely affected.
The common stock and the Treasury preferred stock, will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up.
     In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the common stock and the Treasury preferred stock but only after all of our liabilities have been paid. Our common stock will rank junior to our preferred stock. In addition, upon our voluntary or involuntary liquidation, dissolution or winding up, holders of common stock share ratably in the assets that remain after payments to creditors and provision for the preference of any preferred stock. As of March 31, 2009, we had total consolidated liabilities of approximately $15.9 billion. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the preferred stock or common stock then outstanding.
Extraordinary corporate events could eliminate the liquidation rights of the holders of Treasury preferred stock.
     The preferences in liquidation of the Treasury preferred stock could be adversely effected if we have an asset sale, a capital restructuring, a merger, a reorganization or a bankruptcy. If one of these events occurs, the rights of the holders of the Treasury preferred stock may be compromised by a negotiation between all interested parties or by a court determination and such holders may not receive the full amounts owed to them in liquidation.
The Treasury preferred stock may be junior in rights and preferences to our future preferred stock.
     Subject to approval by the holders of at least 66 2/3% of the shares of Treasury preferred stock then outstanding, voting together as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Treasury preferred stock. The terms of any such future preferred stock expressly senior to the Treasury preferred stock may restrict dividend payments on the Treasury preferred stock or other of our equity securities. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Treasury preferred stock have been paid for the relevant periods, no dividends will be paid on the Treasury preferred stock or common stock, and no shares of the Treasury preferred stock or common stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Treasury preferred stock not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Treasury preferred stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.
Holders of the Treasury preferred stock have limited voting rights.
     Until and unless we are in arrears on our dividend payments on the Treasury preferred stock for six dividend periods, whether or not consecutive, the holders of the Treasury preferred stock will have no voting rights except with respect to certain fundamental changes in the terms of the Treasury preferred stock and certain other matters and except as may be required by Michigan law. If dividends on the Treasury preferred stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on our board of directors will automatically increase by two and the holders of the Treasury preferred stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “DESCRIPTION OF TREASURY PREFERRED STOCK—Voting Rights—Election of Two Directors upon Non-Payment of Dividends.” Based on the current number of members of our board of directors, directors elected by the holders of the common stock and the MP preferred stock would have a controlling majority of our board of directors and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Treasury preferred stock.
If we are unable to redeem the Treasury preferred stock after five years, the cost of this capital to us will increase substantially.
     If we are unable to redeem the Treasury preferred stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum. See “DESCRIPTION OF TREASURY PREFERRED STOCK—Dividends Payable On Shares of Treasury preferred stock.” Depending on our financial condition at the time, this increase in the annual dividend rate on the Treasury preferred stock could have a material negative effect on our liquidity.
The Treasury preferred stock impacts net income available to our common stockholders and earnings per common share.
     The dividends declared and the accretion on discount on the Treasury preferred stock will reduce the net income available to common stockholders and our earnings per common share. The Treasury preferred stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of us.
DESCRIPTION OF TREASURY PREFERRED STOCK
     The following is a brief description of the terms of the Treasury preferred stock that may be resold by certain of the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to certificate of designations with respect to the Treasury preferred stock, a copy of which has been filed with the SEC and is also available from us upon request.
General
     Under our amended and restated articles of incorporation, we have authority to issue up to 25 million shares of preferred stock, $0.01 par value per share. Of such number of shares of preferred stock, 266,657 shares have been designated as Treasury preferred stock, all of which were issued to the Treasury in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The issued and outstanding shares of Treasury preferred stock are validly issued, fully paid and nonassessable.
Dividends Payable On Shares of Treasury Preferred Stock
     Holders of the shares of Treasury preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 5% per share based on a liquidation preference of $1,000 per share if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment with respect to each dividend period from December 12, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Treasury preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Treasury preferred stock with respect to each dividend period thereafter.

     Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Treasury preferred stock are payable to holders of record of shares of Treasury preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.
     If we determine not to pay any dividend or a full dividend with respect to the Treasury preferred stock, we are required to provide written notice to the holders of shares of Treasury preferred stock prior to the applicable dividend payment date.
     Our principal sources of funds are cash dividends paid by the Bank and other subsidiaries, investment income and borrowings. Federal laws and regulations limit the amount of dividends or other capital income and borrowings. Federal laws and regulations limit the amount of dividends or other capital distributions that the Bank may pay us. The Bank has an internal policy to remain “well-capitalized” under OTS capital adequacy regulations. The Bank does not currently expect to pay dividends to us and, even if it determines to do so, would not make payments if the Bank were not well-capitalized at the time or if such payment would result in the Bank not being well-capitalized. In addition, the Bank must seek prior approval from the OTS at least 30 days before it may make a capital distribution to us.
Priority of Dividends
     With respect to the payment of dividends and the amounts to be paid upon liquidation, the Treasury preferred stock will rank:
•	senior to our common stock and all other equity securities designated as ranking junior to the Treasury preferred stock; and

•	at least equally with all other equity securities designated as ranking on a parity with the Treasury preferred stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.
     So long as any shares of Treasury preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Treasury preferred stock for all prior dividend periods, other than:
•	purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•	purchases or other acquisitions by broker-dealer subsidiaries of ours solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases or other acquisitions by broker-dealer subsidiaries of ours for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any stockholders’ rights plan or repurchases of rights pursuant to any stockholders’ rights plan;

•	acquisition by us of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of ours, including as trustee or custodian; and

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 30, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     If we repurchase shares of Treasury preferred stock from a holder other than the Treasury, we must offer to repurchase a ratable portion of the Treasury preferred stock then held by the Treasury.
     On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Treasury preferred stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Treasury preferred stock), with respect to the Treasury preferred stock and any other parity stock shall be allocates ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.
     Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Treasury preferred stock from time to time out of any funds legally available for such payment, and the Treasury preferred stock shall not be entitled to participate in any such dividend.
Redemption
     The Treasury preferred stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $66.66 million, which equals 25% of the aggregate liquidation amount of the Treasury preferred stock on the date of issuance. In such a case, we may redeem the Treasury preferred stock, subject to the approval of the OTS, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than us or our subsidiaries after January 30, 2009, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital of ours at the time of issuance under the applicable risk-based capital guidelines of the OTS. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.
     After February 15, 2012, the Treasury preferred stock may be redeemed at any time, subject to the approval of the OTS, in whole or in part, subject to notice as described below.
     In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.
     The Treasury preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Treasury preferred stock have no right to require the redemption or repurchase of the Treasury preferred stock.
     If fewer than all of the outstanding shares of Treasury preferred stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Treasury preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.
     We will mail notice of any redemption of Treasury preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Treasury preferred stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Treasury preferred stock designated for redemption will not affect the redemption of any other Treasury preferred stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Treasury preferred stock are to be redeemed, and the number of shares of Treasury preferred stock to be redeemed (and, if less than all shares of Treasury preferred stock held by the applicable holder, the number of shares to be redeemed from the holder).
     Shares of Treasury preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.
Liquidation Rights
     In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Treasury preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Treasury preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Treasury preferred stock.
     If our assets are not sufficient to pay the total liquidation amount in full to all holders of Treasury preferred stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Treasury preferred stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Treasury preferred stock has been paid in full to all holders of Treasury preferred stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Treasury preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.
     For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.
Voting Rights
     Except as indicated below or otherwise required by law, the holders of Treasury preferred stock will not have any voting rights.
     Election of Two Directors upon Non-Payment of Dividends
     If the dividends on the Treasury preferred stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Treasury preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NYSE (or any other exchange on which our securities may be listed).
     Upon the termination of the right of the holders of Treasury preferred stock and voting parity stock to vote for Treasury preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Treasury preferred stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Treasury preferred stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Treasury preferred stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.
     Other Voting Rights
     So long as any shares of Treasury preferred stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our amended and restated articles of incorporation, the vote or consent of the holders of at least 66 2/3 % of the shares of Treasury preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:
•	any amendment or alteration of our amended and restated articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Treasury preferred stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of the certificate of designations for the Treasury preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the Treasury preferred stock; or

•	any consummation of a binding share exchange or reclassification involving the Treasury preferred stock or of a merger or consolidation of us with another entity, unless the shares of Treasury preferred stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Treasury preferred stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Treasury preferred stock, taken as a whole.
     To the extent of the voting rights of the Treasury preferred stock, each holder of Treasury preferred stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Treasury preferred stock are entitled.
     The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Treasury preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Treasury preferred stock to effect the redemption.
DESCRIPTION OF TREASURY WARRANT TO PURCHASE COMMON STOCK
     The following is a brief description of the terms of the Treasury warrant that may be resold by the Treasury. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Treasury warrant, a copy of which has been filed with the SEC and is also available from us upon request.

Shares of Common Stock Subject to the Treasury Warrant
     The Treasury warrant is initially exercisable for 64,513,790 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $266.66 million, which is equal to 100% of the aggregate liquidation preference of the Treasury preferred stock, the number of shares of common stock underlying the Treasury warrant then held by the Treasury will be reduced by 50% to 32,256,895 shares. The number of shares subject to the Treasury warrant are subject to the further adjustments described below under the heading “—Adjustments to the Treasury Warrant.”
Exercise of the Treasury Warrant
     The initial exercise price applicable to the Treasury warrant is $0.62 per share of the underlying common stock. The Treasury warrant may be exercised at any time on or before January 30, 2019 by surrender of the Treasury warrant and a completed notice of exercise attached as an annex to the Treasury warrant and the payment of the exercise price for the shares of common stock for which the Treasury warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Treasury warrant equal to the value of the aggregate exercise price of the Treasury warrant determined by reference to the market price of our common stock on the trading day on which the Treasury warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Treasury warrant is subject to the further adjustments described below under the heading “—Adjustments to the Treasury Warrant.”
     Upon exercise of the Treasury warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the Treasury warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the Treasury warrant (less the pro-rated exercise price of the Treasury warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Treasury warrant. We will at all times reserve the aggregate number of shares of our common stock for which the Treasury warrant may be exercised. We have listed the shares of common stock issuable upon exercise of the Treasury warrant with the NYSE.
Rights as a Stockholder
     The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Treasury warrant has been exercised.
Transferability
     The Treasury may not transfer a portion of the Treasury warrant with respect to more than 32,256,895 shares of common stock until the earlier of the date on which we have received aggregate gross proceeds from a qualified equity offering of at least $266.66 million and December 31, 2009. The Treasury warrant, and all rights under the Treasury warrant, are otherwise transferable.
Adjustments to the Treasury Warrant
     Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations
     The number of shares for which the Treasury warrant may be exercised and the exercise price applicable to the Treasury warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.
     Anti-dilution Adjustment
     Until the earlier of January 30, 2012 and the date Treasury no longer holds the Treasury warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Treasury warrant is exercisable and the exercise price will be increased. Permitted transactions include issuances:
•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•	in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of January 30, 2009.
     Other Distributions
     If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Treasury warrant will be reduced to reflect such distribution.
     Certain Repurchases
     If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the Treasury warrant and the exercise price will be adjusted.
     Business Combinations
     In the event of a merger, consolidation or similar transaction involving us and requiring stockholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Treasury warrant shall be converted into the right to exercise the Treasury warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Treasury warrant may be exercised, as if the Treasury warrant had been exercised prior to such merger, consolidation or similar transaction.
DESCRIPTION OF COMMON STOCK
General
     Our authorized capital stock consists of 775,000,000 shares, including 750,000,000 shares of common stock, $0.01 par value per share and 25,000,000 shares of preferred stock, $0.01 par value per share. As of June 23, 2009, there were 468,529,839 shares of our common stock issued and outstanding.
     Our common stock trades on the NYSE under the trading symbol “FBC.” Our transfer agent is Registrar and Transfer Company, Cranford, New Jersey.
     Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock have no conversion rights and are not entitled to any preemptive or subscription rights. Holders of our common stock are not permitted to take any action by written consent. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors. In addition to the board, the shareholders may also adopt, repeal, alter, amend or rescind our bylaws.

Dividend Policies
     Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. We have declared dividends on our common stock on a quarterly basis in the past. However, in February 2008, our board of directors suspended the payment of dividends on our common stock. In addition, we currently are contractually restricted in the payment of dividends on our common stock. The amount of and nature of any dividends declared on our common stock in the future will be determined by our board of directors in their sole discretion and will be subject to such contractual restrictions.
Liquidation Rights
     In the event we liquidate, dissolve or wind up, each holder of our common stock would be entitled to receive a pro rata portion of all assets, after we pay or provide for payment of all our debts and liabilities. In addition, the holders of our preferred stock have a priority over the holders of our common stock in the distribution of our assets when we liquidate or dissolve.
Nomination of Directors and Shareholder Proposals
     In addition to our board of directors, shareholders may nominate candidates for election to our board of directors. However, a shareholder must follow the advance notice procedures described in our articles of incorporation, as amended. Under our articles of incorporation, as amended, shareholders must provide written notice of nominations for new directors or proposals for new business to our Secretary not fewer than 30 days nor more than 60 days prior to the date of a meeting. If we provide less than 40 days notice of a meeting, this prior notice of the nomination to the board may be given to the Secretary up to 10 days following the day on which notice of the meeting is mailed to shareholders, even if that date is less than 30 days prior to the meeting. The information that must be included in the notice must comply with the requirements set forth in the articles of incorporation, as amended. Shareholders may propose additional matters for action at meetings by following similar procedures.
Issuance of Additional Shares
     In the future, the authorized but unissued and unreserved shares of common stock will be available for general corporate purposes. The purposes may include, but are not limited to, possible issuance as stock dividends, in connection with mergers or acquisitions, under a cash dividend reinvestment or stock purchase plan, in a public or private offering, or pursuant to future employee benefit plans. Subject to the rules and regulations of the NYSE, generally, no stockholder approval would be required for the issuance of these additional shares, although certain transactions or employee benefit plans may otherwise be required to be approved by our shareholders.
Restrictions on Acquisition of Common Stock and Anti-Takeover Provisions
     Change in Bank Control Act and Savings Institution Holding Company and Provisions of Home Owners’ Loan Act
     Federal laws and regulations contain a number of provisions which restrict the acquisition of insured institutions, such as the Bank, our wholly owned subsidiary, and us, a savings institution holding company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings institution unless the OTS has been given 60 days prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the Home Owners’ Loan Act provide that no company may acquire control of a savings institution holding company without the prior approval of the OTS.
     Pursuant to applicable regulations, control of a savings institution or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings institution or its holding company or the ability to control the election of a majority of the directors of either entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings institution or its holding company, where one or more enumerated “control factors” are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.
     Michigan Anti—Takeover Statutes
     Michigan has enacted several statutes which impose restrictions on our acquisition. Chapter 7A of the Michigan Business Corporation Act (“MBCA”) is applicable to us. Subject to certain exceptions, Chapter 7A provides that a corporation shall not engage in any business combination with any “interested stockholder” (as defined below) unless an advisory statement is given by the board of directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote and at least two—thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if: (a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years have elapsed. An “interested stockholder” is generally defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of such corporation, or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.
     Chapter 7A’s fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.
     Under certain circumstances, Chapter 7A may make it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that we not be governed by this section, upon the affirmative vote of 90% of the outstanding voting shares and two—thirds of the shares not owned by the interested stockholder. Our stockholders have taken no action to exclude us from restrictions imposed under Chapter 7A of the MBCA and our articles of incorporation, as amended, include these provisions by reference. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring us to negotiate in advance with the board of directors.
     Certain Anti-Takeover Provisions in our Articles
     The following discussion is a general summary of certain provisions of our articles of incorporation and bylaws, each as amended, which may be deemed to have an “anti—takeover” effect. The description of these provisions is necessarily general and reference should be made in each case to our articles of incorporation and bylaws, each as amended, which are incorporated herein by reference.
     In addition to discouraging a takeover attempt which a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of the stockholders desire a change.
     Availability of Preferred Stock
     Our articles of incorporation, as amended, authorize the issuance of up to 25,000,000 shares of preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, some of which we have yet to issue, together with authorized but unissued shares of common stock, could also represent additional capital stock required to be purchased by an acquirer.
     Advance Notice Requirement for Nominations
     Our articles of incorporation, as amended, provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to our Secretary not fewer than 30 or more than 60 days in advance of the meeting. Management believes that it is in our and our stockholders’ best interests to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best general interest of stockholders.
     Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.
     Size of Board of Directors; Filling of Vacancies
     Our articles of incorporation, as amended, provide that the number of our directors (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock) should not be fewer than seven or more than 15 as shall be provided from time to time in accordance with our bylaws, as amended.
     Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in our board of directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of us through an increase in the number of our directors and election of his, her or its, nominees to fill the newly created vacancies.
     Amendment of Bylaws
     Our articles of incorporation, as amended, provide that our bylaws may be amended by the affirmative vote of either a majority of our board of directors or the holders of at least a majority of the outstanding shares of our stock entitled to vote generally in the election of directors (the same shareholder voting requirement as specified in the MBCA). Our bylaws, as amended, contain numerous provisions concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in our bylaws and to reduce the authority of our board of directors or impede its ability to manage the company, this provision of our articles of incorporation, as amended, could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

     Benefit Plans
     In addition to the provisions of our articles of incorporation and bylaws, each as amended, described above, certain of our and the Bank’s benefit plans contain provisions that also may discourage hostile takeover attempts which our board of directors and the Bank might conclude are not in our, our Bank’s or our stockholders’ best interests.
USE OF PROCEEDS
     We will incur all of the costs associated with the registration of the securities offered by this prospectus other than underwriting discounts and selling commissions, if any. See “PLAN OF DISTRIBUTION.”
     The securities offered by this prospectus are being registered for the account of the selling securityholders named in this prospectus. Therefore, any proceeds from the sale of these securities will be received by the selling securityholders for their own account, and we will not receive any proceeds from the sale of any of the securities offered by this prospectus.
     We may receive proceeds from the exercise of the Treasury warrant and the May Investor warrants issued to the selling securityholders. Assuming that all of the warrants that we issued to the selling securityholders were exercised and the exercise price was paid in cash (as opposed to a net exercise), we expect to receive approximately $48.8 million, substantially all of which we expect to use for general working capital purposes. However, no assurance can be given that any of these warrants will be exercised.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
     The following table sets forth our ratios of consolidated earnings to fixed charges and preference dividends for the periods indicated:

	Three-
	Months
	Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	(1)	(1)	(1)	1.46	1.59	2.28
Including interest on deposits	(1)	(1)	(1)	1.20	1.27	1.65

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $423.4 million and $58.8 million for the years ended December 31, 2008 and 2007, respectively, and $96.1 million for the three-month period ended March 31, 2009.
     We did not pay preferred stock dividends during the calendar years shown and no shares of our Treasury preferred stock, or any other class of preferred stock, were paid dividends during the calendar years shown; however, dividends were accrued on our Treasury preferred stock during the three month period ended March 31, 2009 in the amount of $2.9 million. A payment of $3.9 million was made on May 15, 2009, which covered January 30, 2009 through May 14, 2009.
     For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the three months ended March 31, 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.
SELLING SECURITYHOLDERS
     The two tables below set forth information (i) with respect to selling securityholders of our securities issued in connection with the TARP Capital Purchase Program and (ii) with respect to all other selling securityholders. The tables list the selling securityholders and the number of securities that may be resold by the respective selling securityholders from time to time pursuant to this prospectus. We have prepared the table based on information given to us by, or on behalf of, the selling securityholders or otherwise obtained by us. The selling securityholders may have sold, transferred or otherwise disposed of some or all of their securities since the date on which the selling securityholders provided this information. The shares of our common stock subject to the exercise of warrants offered by this prospectus will become outstanding upon the exercise of these securities described in “PROSPECTUS SUMMARY—Capital Raising Activities” above.
     The number of securities beneficially owned by each selling securityholder is determined according to the rules of the SEC, and the information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes any securities as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same securities. The selling securityholders and their respective transferees, pledgees, donees or successors, may from time to time offer and sell, pursuant to this prospectus, any or all of the shares of common stock or other securities owned by such selling securityholder, but are under no obligation to offer or sell any of the securities.
     The selling securityholders represented to us that they acquired the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities except that they had registration rights described under “PROSPECTUS SUMMARY—Capital Raising Activities” above. Other than with respect to the acquisition of their respective securities, the selling securityholders have had no material relation with us except as otherwise disclosed in the footnotes to the tables below. For purposes of the first table below, we have assumed that all securities registered hereunder by Treasury will be sold and that no securities will be beneficially owned after the offering. However, all of the selling securityholders have the discretion to sell all, some or none of the securities.
     Information regarding the selling securityholders may change from time to time and changed information will be set forth in the supplements to this prospectus if and when necessary.

U.S. Department of the Treasury
	Shares of	Maximum	Warrants to
	Treasury	shares of	purchase
	preferred	Treasury	common
	stock	preferred	stock	Maximum	Shares of	Maximum
	beneficially	stock which	beneficially	warrants	common stock	shares of
	owned	may be	owned	which may	beneficially	common stock
	before	resold	before	be resold	owned before	which may be
Name of selling securityholder	offering	hereby	offering	hereby	offering	resold hereby
U.S. Department of the Treasury(a)	266,657	266,657	1(b)	1(b)	64,513,790	64,513,790

(a)	This table assumes the sale by Treasury of all of its securities offered hereby.

(b)	One Treasury warrant to purchase 64,513,790 shares of common stock.

All other securityholders
	Shares of	Maximum
	common stock	shares of	Shares of common stock
	beneficially	common stock	beneficially owned after the
	owned before	which may be	offering(1)
Name of selling securityholder	the offering	resold hereby	Number	Percent
MP Thrift Investments L.P.(2)	375,000,000	375,000,000	-0-	*
Bay Pond Investors (Bermuda) L.P. (nominee: (Morgan Stanley & Co as nominee for Bay Pond Investors (Bermuda) L.P.))(3)(4)(5)(6)	1,870,013	855,773	1,014,240	*
Bay Pond Partners, L.P. (nominee: (Morgan Stanley & Co as nominee for Bay Pond Partners, L.P.))(3)(4)(5)(6)	4,955,926	2,079,871	2,876,055	*
Elliott Associates, L.P.(3)(4)(5)(7)	2,358,554	2,058,554	300,000	*
Elliott International, L.P.(3)(4)(5)(8)	3,542,797	3,092,797	450,000	*
Financial Stocks Limited Partnership(3)(4)(5)(9)	2,353,084	1,176,542	1,176,542	*
First Opportunity Fund, Inc. (nominee: (Scrod & Co))(3)(4)(5)(6)	423,058	423,058	0	*
LB I Group, Inc.(3)(4)(5)(10)	1,055,528	527,764	527,764	*
Samlyn Offshore Master Fund, Ltd.(3)(4)(5)(11)	2,865,630	1,838,571	1,027,059	*
Samlyn Onshore Fund, LP(3)(4)(5)(12)	2,041,548	1,309,822	731,726	*
Wolf Creek Investors (Bermuda), L.P. (nominee: (Goldman Sachs & Co.))(3)(4)(5)(6)	523,954	455,780	68,174	*
Wolf Creek Partners, L.P. (nominee: (Goldman Sachs & Co.))(3)(4)(5)(6)	523,859	441,262	82,597	*
Thomas J. Hammond(13)	13,411,865	2,500,000	10,911,865	2.0
Mark T. Hammond(14)	9,521,960	2,500,000	7,021,960	1.3
Paul D. Borja(15)	179,753	150,000	29,753	*
Kirstin A. Hammond(16)	270,614	75,000	195,614	*
Robert O. Rondeau(17)	382,692	75,000	307,692	*
Matthew I. Roslin(18)	178,669	125,000	53,669	*
Alessandro Dinello(19)	334,092	125,000	209,092	*
Charles Kirkpatrick(19)	107,747	62,500	45,247	*
Joan H. Anderson(19)	166,203	30,000	136,203	*
M. David Bowers(19)	100,703	62,500	38,203	*
William Robinson(19)	144,580	93,750	50,830	*
Rebecca Lucci(19)	40,303	30,000	10,303	*
Steve Brooks(19)	201,081	50,000	151,081	*
Mary Kay Ruedisueli(20)	217,058	62,500	154,558	*
Stanley Jursek(19)	49,825	12,500	37,325	*
Craig Burres(21)	27,728	15,000	12,728	*
Linda Terrasi(21)	101,207	62,500	38,707	*
John Marecki(21)	71,772	15,000	56,772	*
Pam Hardy(21)	24,334	10,000	14,334	*
Michael Hillman(21)	68,231	25,000	43,231	*
Joel Murray(21)	12,713	6,250	6,463	*
Ernest Antczak(21)	15,699	12,500	3,199	*
Fred Bartel(21)	12,500	12,500	0	*
Michael Yeager(21)	32,625	31,250	1,375	*
Greg Lutin(22)	67,655	31,250	36,405	*
Rob Malczynski(22)	110,174	37,500	72,674	*
Paul Wyner(22)	44,531	37,500	7,031	*
Tim McAvenia(23)	182,464	62,500	119,964	*
Linda Bissell(23)	41,136	25,000	16,136	*
Gary Szymanski(23)	82,744	31,250	51,494	*
Mike Fowler(23)	35,010	25,000	10,010	*
Paul Perez(23)	16,633	12,500	4,133	*
Tim Kalaris(23)	198,597	12,500	186,097	*
James Crowley(23)	21,314	7,500	13,814	*
Ann-Marie Copland(24)	13,500	12,500	1,000	*
Lisa Lacey(24)	27,165	6,250	20,915	*
Rich Hoffman(24)	17,479	6,250	11,229	*
Jay J. Hansen(25)	90,268	80,000	10,268	*
B. Brian Tauber(25)	153,500	87,500	66,000	*
William F. Pickard(25)	31,250	31,250	—	*

*	Less than 1.0%.

(1)	The “Shares of common stock beneficially owned after the offering” column assumes that all shares registered hereunder will be sold. However, the selling securityholders have the discretion to sell none, some or all of the shares registered hereunder. The “Shares of common stock beneficially owned after the offering—Percent” column is calculated based on 544,155,030 shares of common stock outstanding, which assumes that the outstanding May Warrants and the Treasury warrant are exercised for 11,111,401 and 64,513,790 shares of common stock, respectively, and 468,529,839 shares of common stock were outstanding as of June 23, 2009.

(2)	MP Thrift Investments, L.P. is our controlling stockholder, holding approximately 80.6% of the total voting power of our common stock, and has representatives on our board of directors.

(3)	The “Shares of common stock beneficially owned before the offering” column includes any common stock issuable upon exercise of the outstanding May Warrants.

(4)	The “Maximum shares of common stock which may be resold hereby” column includes all common stock issuable upon exercise of such selling securityholder’s May Warrants, calculated without regard to anti-dilution adjustments.

(5)	Some of these shares of common stock owned before the offering are subject to a separate resale registration statement previously filed with the SEC and, if sold pursuant thereto, would not be beneficially owned after this offering. See “PROSPECTUS SUMMARY—Capital Raising Activities—The May Private Placement.” The “Shares of common stock beneficially owned after the offering” column does not assume that these shares have been sold.

(6)	Wellington Management Company, LLP (“Wellington”) is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(7)	Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P.

(8)	Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, is the sole general partner of Elliott International, L.P. In addition, Elliott International Capital Advisors Inc., the investment manager of Elliott International, L.P. which is controlled by Mr. Singer, has shared power with Elliott International, L.P. to vote and dispose of the shares owned by Elliott International, L.P.

(9)	FSI Group, LLC, a Delaware limited liability company, is the sole general partner of Financial Stocks Limited Partnership. Steven N. Stein and John M. Stein together control FSI Group, LLC, and accordingly share the power to vote and dispose of the shares owned by Financial Stocks Limited Partnership.

(10)	LB I Group Inc. is a wholly-owned subsidiary of Lehman Brothers Inc., which is a registered broker-dealer. LB I Group Inc. has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares. Lehman Brothers Holdings Inc., a public reporting company, is the parent of Lehman Brothers Inc.

(11)	Samlyn Capital, LLC (“Samlyn Capital”) is the Investment Manager to Samlyn Offshore Ltd. Robert Pohly is the managing member of Samlyn Capital, and as such has investment power and voting control over these securities. Samlyn Capital and Mr. Pohly each disclaims beneficial ownership of these securities except to the extent of their pecuniary interest.

(12)	Samlyn Capital is the Investment Manager to, and Samlyn Partners, LLC (“Samlyn Partners”) is the General Partner of, Samlyn Onshore Fund, LP. Robert Pohly is the managing member of Samlyn Capital and Samlyn Partners, and as such has investment power and voting control over these securities. Samlyn Capital, Samlyn Partners and Mr. Pohly each their pecuniary interest.

(13)	Chairman of the Company and the Bank. The amount shown as beneficially owned by Mr. Hammond, both before and after the offering, does not include 4,333,106 shares of common stock held by Mr. Hammond’s wife, Janet G. Hammond, as to which Mr. Hammond disclaims beneficial ownership.

(14)	Vice-chairman, president and chief executive officer of the Company and the Bank. Mr. Hammond is the son of Thomas J. Hammond and husband of Kirstin A. Hammond. The amount shown as beneficially owned by Mr. Hammond, both before and after the offering, does not included 270,614 shares of common stock held by Mr. Hammond’s wife, Kirstin A. Hammond, as to which Mr. Hammond disclaims beneficial ownership.

(15)	Executive vice-president and chief financial officer of the Company and the Bank.

(16)	Executive vice-president and chief investment officer of the Bank and president of Flagstar Capital Markets Corporation, a wholly-owned subsidiary of the Bank. Ms. Hammond is the wife of Mark T. Hammond and daughter-in-law of Thomas J. Hammond. The amount shown as beneficially owned by Ms. Hammond, both before and after the offering, does not included [9,527,847] shares of common stock held by Ms. Hammond’s husband, Mark T. Hammond, as to which Ms. Hammond disclaims beneficial ownership.

(17)	Resigned as a director and an executive vice-president of the Company and the Bank.

(18)	Executive vice-president, chief administrative officer and chief legal officer of the Company and the Bank.

(19)	Executive vice-president of the Bank.

(20)	Secretary of the Company and executive vice-president of the Bank.

(21)	Senior vice-president of the Bank.

(22)	First vice-president of the Bank.

(23)	Vice-president of the Bank.

(24)	Executive vice-president of the Bank.

(25)	Director of the Company.
PLAN OF DISTRIBUTION
     We are registering the securities offered by this prospectus on behalf of the selling securityholders. The selling securityholders (which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Treasury preferred stock, the Treasury warrant, shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer) may, from time to time, sell, transfer or otherwise dispose of any or all of their securities on any stock exchange, market or trading facility on which the securities are traded, as the case may be, or in private transactions directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling securityholders gift, pledge or otherwise transfer the securities offered hereby, such transferees or pledgees may offer and sell the securities from time to time under this prospectus, provided that this prospectus has been amended or supplemented under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee or pledgee in the list of selling securityholders included in this prospectus.
     The selling securityholders may use any one or more of the following methods when disposing of securities or interests therein:
     •      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     •      block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     •      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
     •      an exchange distribution in accordance with the rules of the applicable exchange, if any;
     •      privately negotiated transactions;
     •      through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
     •      broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;
     •      a combination of any such methods of sale; and
     •      any other method permitted pursuant to applicable law.
     The selling securityholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.
     The aggregate proceeds to the selling securityholders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the sale of any securities offered by this prospectus.
     The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
     The selling securityholders may be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.
     To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
     There can be no assurance that any selling securityholder will sell any or all of the securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     We are required to pay all fees and expenses incident to the registration and sale of the securities covered by this prospectus (other than underwriting discounts and selling commissions). We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities including liabilities arising under the Securities Act.
     Our common stock is traded on the NYSE under the symbol “FBC.” The Treasury preferred stock and the Treasury warrant are not listed on an exchange and, unless requested by Treasury, we do not intend to list the Treasury preferred stock or the Treasury warrant on any exchange.
EXPERTS
     Our consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, have been audited by Baker Tilly Virchow Krause, LLP (f/k/a Virchow, Krause & Company, LLP), independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the securities offered by this prospectus has been passed upon for us by the law firm of Kutak Rock LLP, Washington, DC.

  The only sources of information given to you by us about your investment decision are this prospectus, any applicable prospectus supplement and any documents referred to in this prospectus or the applicable prospectus supplement. We did not authorize anyone to give you any other information about your investment decision.
  This prospectus is not an offer to sell securities and is not meant to induce the sale of securities if it would violate state law. If the persons who are trying to offer the securities for sale, or the persons who receive those offers for sale are prohibited from doing so under state law, this prospectus is not meant to induce sale of the securities described in this prospectus.
266,657 Shares of Fixed Rate Cumulative Perpetual Preferred
Stock, Series C
Warrant to Purchase 64,513,790 Shares of Common Stock
460,423,584 Shares of Common Stock

                    , 2009

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following are the expenses to be incurred by the registrant in connection with the issuance and registration of the securities being registered. All amounts set forth below, except the Securities and Exchange Commission registration fee, are estimated.

SEC registration fee	$33,239
Accounting fees	10,000
Legal fees	60,000
Printing, engraving expenses	5,000
Other	1,761

Total	$110,000

Item 15. Indemnification of Directors and Officers.
     Flagstar Bancorp, Inc.’s (the “Company”) Amended and Restated Articles of Incorporation, as amended, contain a provision, authorized by the Michigan Business Corporation Act (“MBCA”), and designed to eliminate in certain circumstances the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption or approved a loan that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.
     The Company’s Amended and Restated Articles of Incorporation, as amended, and Sixth Amended and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if our board of directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or our stockholders.
     Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company’s subsidiaries and the Company’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company’s or its subsidiaries’ request.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrants as disclosed above, each registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.
     The exhibits filed as a part of this registration statement are listed below:

Exhibit
Number	Description

3.1
Amended and Restated Articles of Incorporation of the Company, as amended (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated May 29, 2009, and incorporated herein by reference).

3.2
Certificate of Designation of Mandatory Convertible Non-Cumulative Perpetual Preferred Stock, Series A of the Company (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated as of May 20, 2008, and incorporated herein by reference).

3.3
Certificate of Designation of Convertible Participating Voting Preferred Stock, Series B of the Company (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated as of February 2, 2009, and incorporated herein by reference).

3.4
Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series C (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated January 30, 2009, and incorporated herein by reference).

3.5	Sixth Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, dated May 29, 2009 and incorporated herein by reference).

4.1
Specimen of certificate for shares of Common Stock (previously filed as Exhibit 4 to the Company’s Registration Statement on Form S-1, Registration Statement No. 333-21621, dated February 12, 1997, and incorporated herein by reference).

4.2
Warrants to purchase up to 14,259,794 shares of Common Stock (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 2, 2009, and incorporated herein by reference).

4.3#	Specimen of certificate for shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C.

5.1#	Opinion of Kutak Rock LLP.

10.1
Letter Agreement, including the Securities Purchase Agreement — Standard Terms incorporated therein, dated as of January 30, 2009, between the Company and the United States Department of the Treasury (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of February 2, 2009, and incorporated herein by reference).

12.1#	Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends.

23.1#	Consent of Baker Tilly Virchow Krause, LLP (f/k/a Virchow, Krause & Company, LLP).

23.2#	Consent of Kutak Rock LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (included on page II-6).

#	Filed herewith.
Item 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered)

and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Flagstar Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on June 24, 2009.

FLAGSTAR BANCORP, INC.
(Registrant)

By:	/s/ Mark T. Hammond
Mark T. Hammond, Vice-Chairman, President and
Chief Executive Officer (Authorized Officer)

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned whose signatures appear below hereby constitute and appoint Thomas J. Hammond and Mark T. Hammond, and each of them, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 is signed on behalf of Flagstar Bancorp, Inc. by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

By:	/s/ THOMAS J. HAMMOND Thomas J. Hammond	Chairman of the Board	June 24, 2009

By:	/s/ MARK T. HAMMOND Mark T. Hammond	Vice Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	June 24, 2009

By:	/s/ PAUL D. BORJA Paul D. Borja	Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 24, 2009

By:	David J. Matlin	Director

By:	/s/ MARK PATTERSON Mark Patterson	Director	June 24, 2009

By:	/s/ GREGORY ENG Gregory Eng	Director	June 24, 2009

By:	/s/ JAMES D. COLEMAN James D. Coleman	Director	June 24, 2009

By:	/s/ LESLEY GOLDWASSER Lesley Goldwasser	Director	June 24, 2009

By:	/s/ DAVID L. TREADWELL David L. Treadwell	Director	June 24, 2009

By:	B. Brian Tauber	Director

By:	/s/ JAY J. HANSEN Jay J. Hansen	Director	June 24, 2009

By:	Walter N. Carter	Director

Exhibit Index

Exhibit
Number	Description

3.1
Amended and Restated Articles of Incorporation of the Company, as amended (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated May 29, 2009, and incorporated herein by reference).

3.2
Certificate of Designation of Mandatory Convertible Non-Cumulative Perpetual Preferred Stock, Series A of the Company (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated as of May 20, 2008, and incorporated herein by reference).

3.3
Certificate of Designation of Convertible Participating Voting Preferred Stock, Series B of the Company (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated as of February 2, 2009, and incorporated herein by reference).

3.4
Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series C (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated January 30, 2009, and incorporated herein by reference).

3.5	Sixth Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, dated May 29, 2009 and incorporated herein by reference).

4.1
Specimen of certificate for shares of Common Stock (previously filed as Exhibit 4 to the Company’s Registration Statement on Form S-1, Registration Statement No. 333-21621, dated February 12, 1997, and incorporated herein by reference).

4.2
Warrants to purchase up to 14,259,794 shares of Common Stock (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 2, 2009, and incorporated herein by reference).

4.3#	Specimen of certificate for shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C.

5.1#	Opinion of Kutak Rock LLP.

10.1
Letter Agreement, including the Securities Purchase Agreement — Standard Terms incorporated therein, dated as of January 30, 2009, between the Company and the United States Department of the Treasury (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of February 2, 2009, and incorporated herein by reference).

12.1#	Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends.

23.1#	Consent of Baker Tilly Virchow Krause, LLP (f/k/a Virchow, Krause & Company, LLP).

23.2#	Consent of Kutak Rock LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (included on page II-6).

#	Filed herewith.